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SEC Mail Processing Section

NOV 03 2017

Washington DC 415

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC File Number
8-43398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/16 and ending 09/30/17

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
James T. Borello & Company

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
151 Dundee Avenue
(No. and Street)

East Dundee (City) IL (State) 60118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: James T. Borello (847) 426-0200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, middle name)

9645 W.Lincolnway Lane Suite 214A
(No. and Street)

Frankfort (City) Illinois (State) 60423 (Zip Code)

RECEIVED 2017 OCT -3 PM 4:21 SEC / TM

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **James T. Borello**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of James T. Borello & Company as of September 30, 2017 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

Notary Public


CAROLYN SCHWARTZ
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
August 11, 2018

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
James T. Borello & Co.

We have audited the accompanying statement of financial condition of James T. Borello & Co. as of September 30, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of James T. Borello & Co. as of September 30, 2017, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
October 19, 2017

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 E. Northwest Hwy | Mt. Prospect, IL 60056

JAMES T. BORELLO & CO.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2017

ASSETS

Cash	$ 711,512
Commissions and concessions receivable	313,115
Prepaid expense	108,547
Furniture and equipment, at cost, net of $250,945 accumulated depreciation	23,705
Automobile, at cost, net of $104,852 accumulated depreciation	104,872
TOTAL ASSETS	$ 1,261,751

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accrued expenses	$ 20,905
Commissions payable	109,090
Total Liabilities	$ 129,995
SHAREHOLDER'S EQUITY	
Common stock, no par value; authorized 10,000 shares; issued and outstanding 1,000 shares	$ 1,000
Additional paid-in capital	160,379
Retained earnings	970,377
Total Shareholder's Equity	$ 1,131,756
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,261,751

The accompanying notes are an integral part of this financial statement.

JAMES T. BORELLO & CO.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2017

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - James T. Borello & Co. (the "Company") was incorporated in the state of Illinois on February 14, 1990. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered with the state of Illinois as an investment advisor. The Company's principal business activities are the sale of securities and providing investment advice.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on the trade date basis, which is the same business day as the transaction date.

Accounting and Tax Preparation Fees - The Company records revenue for accounting and tax preparation fees when the services are paid.

Allowance for Doubtful Accounts - The allowance for doubtful accounts is determined on a specific identification basis as a result of a case-by-case review of receivables. As of September 30, 2017, there was no allowance for doubtful accounts recorded for commissions' receivable as the Company's management believes all amounts are fully collectible.

Depreciation - Depreciation of furniture, equipment and automobile is provided for using various accelerated and straight line methods over five and seven year periods.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – *(continued)*

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

The Company has elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the Company's sole shareholder. The Company is subject to certain Illinois income taxes.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2013.

NOTE 3 - RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan for all employees that have attained the age of 21 and completed 1,000 hours of service during a 12-month period. The Company will make an annual Safe Harbor Non-elective 3% contribution that is 100% vested immediately. All other discretionary profit sharing contributions made by the Company vest over a six-year period based on years of eligible service. Contributions to the plan for the year ended September 30, 2017 were $321,441.

NOTE 4 - CASH BALANCE PENSION PLAN

The Company sponsors a cash balance pension plan. The Plan is a noncontributory defined benefit plan and a tax-qualified retirement plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company funds retirement costs through a trust and complies with the applicable minimum funding requirements specified by ERISA. Participants' accrued benefits vest 100% after three years of eligible service and are based on accumulation account balances, which are maintained for each individual. Participants receive an annual pay credit equal to 80% of their compensation and a monthly interest credit at a fixed rate of 5% compounded annually. Contributions to the plan for the year ended September 30, 2017 were $498,476.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2017, the Company's net capital and required net capital were $623,211 and $25,000 respectively. The ratio of aggregate indebtedness to net capital was 21%.

NOTE 6 - RELATED PARTY

During the year ended September 30, 2017, the Company paid $73,000 in rent for occupancy of its premises to an entity owned by the Company's sole shareholder and other related parties. No written lease agreement exists between the Company and this entity.

In addition, this shareholder is a registered representative of the Company and is responsible for a significant portion of the Company's revenue. The shareholder is not compensated based on a percentage of the revenue produced, but receives a salary and distributions.

JAMES T. BORELLO & CO.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2017

NOTE 7 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company has a bank account designated as a Special Bank Account for the Exclusive Benefit of Customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission. At September 30, 2017, this special bank account had a zero balance.

NOTE 8 - FURNITURE AND EQUIPMENT

Furniture and equipment at September 30, 2017 consists of:

Furniture & fixtures	$ 186,539
Office equipment	88,111
Total	274,650
Less: accumulated depreciation	250,945
Net	$ 23,705